Exhibit 99.1

Thomson Reuters Reports First-Quarter 2026 Results

TORONTO, May 5, 2026 - Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the first quarter ended March 31, 2026:

●	Strong revenue growth in the first quarter
¡	Total company revenues up 10% / organic revenues up 8%
¡	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax, Audit & Accounting Professionals)
●	Maintained full-year 2026 outlook for organic revenue growth, adjusted EBITDA margin and free cash flow
●	Increased annualized common share dividend by 10% to $2.62, announced February 2026
●	Completed $605 million return of capital transaction on May 4; and reduced share count by approximately 6.5 million shares by way of share consolidation transaction
●	Repurchased $262 million, or 2.5 million common shares under the $600 million share repurchase program announced on February 25, 2026

“We have delivered an encouraging start to 2026,” said Steve Hasker, President and CEO of Thomson Reuters. “Our positive momentum reflects the trust professionals place in Thomson Reuters in the moments that matter most. Across law, tax, audit and compliance, professionals accountable for high-stakes outcomes are choosing our AI products, built to the standards their work demands - grounded in authoritative content, designed and tested by our domain experts, and created to produce results that can be verified and audited under real-world scrutiny. We call this ‘fiduciary-grade AI.’ “

Consolidated Financial Highlights - Three Months Ended March 31

Three months ended March 31, (Millions of U.S. dollars, except for EPS) (unaudited)
	2026	2025	Change
IFRS Financial Measures(1)
Revenues	$2,087	$1,900	10%
Operating profit	639	563	14%
Diluted earnings per share (EPS)	$1.03	$0.96	7%
Net cash provided by operating activities	$505	$445	13%

	2026	2025	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				8%
Organic revenue growth				8%
Adjusted EBITDA	$881	$809	9%	9%
Adjusted EBITDA margin	42.2%	42.3%	-10bp	40bp
Adjusted EPS	$1.23	$1.12	10%	10%
Free cash flow	$332	$277	19%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports First-Quarter 2026 Results

Revenues increased 10% due to 10% growth in recurring revenues (77% of total revenues) and 15% growth in transactions revenues, partly offset by a 4% decline in Global Print. Total company revenue growth benefited approximately 1% from foreign currency and 1% from net acquisitions and disposals.

●	Organic revenues increased 8% reflecting 8% growth in recurring revenues, 10% growth in transactions revenues and a 5% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 85% of total revenues.

Operating profit increased 14% primarily due to net impact of higher revenues and operating expenses.

●

Adjusted EBITDA increased 9% primarily due to the same factors that impacted operating profit. The related margin decreased to 42.2% from 42.3% in the prior-year period. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 50 basis points.

Diluted EPS increased to $1.03 per share compared to $0.96 per share in the prior-year period as higher operating profit was partly offset by lower results from discontinued operations and higher net interest expense. Diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases.

●

Adjusted EPS, which excludes discontinued operations, as well as other adjustments, increased to $1.23 per share compared to $1.12 per share in the prior-year period, primarily due to higher adjusted EBITDA partly offset by higher net interest expense. Adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $60 million primarily due to higher cash benefits from the net impact of higher revenues and operating expenses.

●	Free cash flow increased by $55 million primarily due to the increase in net cash provided by operating activities.

Thomson Reuters Reports First-Quarter 2026 Results

Highlights by Customer Segment – Three Months Ended March 31

(Millions of U.S. dollars) (unaudited)

	Three months ended
	March 31,		Change
	2026	2025(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$756	$688	10%	8%	9%
Corporates	608	548	11%	9%	9%
Tax, Audit & Accounting Professionals	410	358	15%	14%	10%

“Big 3” Segments Combined(1)	1,774	1,594	11%	10%	9%
Reuters	212	196	8%	7%	6%
Global Print	112	116	-4%	-5%	-5%
Eliminations/Rounding	(11)	(6)

Total Revenues	$2,087	$1,900	10%	8%	8%

Adjusted EBITDA(1)
Legal Professionals	$365	$336	9%	8%
Corporates	243	215	13%	13%
Tax, Audit & Accounting Professionals	221	208	6%	6%

“Big 3” Segments Combined(1)	829	759	9%	9%
Reuters	34	39	-13%	-4%
Global Print	43	44	-2%	-3%
Corporate costs	(25)	(33)	n/a	n/a

Total Adjusted EBITDA	$881	$809	9%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.3%	48.7%	-40bp	-30bp
Corporates	40.0%	39.3%	70bp	130bp
Tax, Audit & Accounting Professionals	53.8%	56.6%	-280bp	-240bp
“Big 3” Segments Combined(1)	46.7%	47.3%	-60bp	-20bp
Reuters	16.1%	20.0%	-390bp	-190bp
Global Print	38.6%	37.8%	80bp	80bp
Total Adjusted EBITDA Margin	42.2%	42.3%	-10bp	40bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  For comparative purposes, 2025 segment results have been revised to reflect the current period presentation. For additional information, including a summary of how the changes impacted results for the first-quarter of 2025, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports First-Quarter 2026 Results

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as the company believes this provides the best basis to measure performance.

Legal Professionals

Revenues increased 8% at constant currency. Organic revenue growth was 9%.

●	Recurring revenues increased 9% (98% of total, all organic). Organic revenue growth was primarily driven by Westlaw and CoCounsel.
●	Transactions revenues decreased 2% (2% of total, all organic).

Adjusted EBITDA increased 9% to $365 million.

●	The margin decreased to 48.3% from 48.7%, primarily driven by higher revenues offset by higher technology and other costs, and to a lesser extent, a negative impact from foreign currency.

Corporates

Revenues increased 9% at constant currency, all organic.

●	Recurring revenues increased 8% (74% of total, all organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, Practical Law, Pagero, CLEAR and the segment’s international businesses.
●	Transactions revenues increased 12% (26% of total, all organic). Organic revenue growth was primarily driven by Confirmation, Pagero, Indirect Tax and the segment’s international businesses.

Adjusted EBITDA increased 13% to $243 million.

●	The margin increased to 40.0% from 39.3% driven by higher operating leverage. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 60 basis points.

Tax, Audit & Accounting Professionals

Revenues increased 14% at constant currency, including the acquisition impact of SafeSend which was reflected in transactions revenues. Organic revenue growth was 10%.

●

Recurring revenues increased 10% (56% of total, all organic). Organic revenue growth was primarily driven by tax and audit products, including CoCounsel, as well as the segment’s Latin America business.

●	Transactions revenues increased 18% (44% of total, increased 11% organic). Organic revenue growth was primarily driven by SafeSend, SurePrep, UltraTax and Confirmation.

Adjusted EBITDA increased 6% to $221 million.

●

The margin decreased to 53.8% from 56.6% primarily due to higher technology and other costs. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 40 basis points.

The Tax, Audit & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2026 Results

Reuters

Revenues increased 7% at constant currency (increased 6% organic), primarily due to higher Agency revenues and a contractual price increase from the company’s news agreement with the Data & Analytics business of London Stock Exchange Group.

Adjusted EBITDA decreased 13% to $34 million and the margin decreased to 16.1% from 20.0%, primarily due to foreign currency, which negatively impacted the year-over-year change in adjusted EBITDA margin by 200 basis points, as well as higher editorial and other costs.

Global Print

Revenues decreased 5% at constant currency, all organic, driven by lower shipment volumes.

Adjusted EBITDA decreased 2% to $43 million, and the margin increased to 38.6% from 37.8% reflecting lower expenses.

Corporate Costs

Corporate costs were $25 million compared to $33 million in the prior-year period, which included a corporate charge that did not repeat.

2026 Outlook

The company maintained its 2026 full-year outlook announced on February 5, 2026 for all metrics, except for net interest expense which is expected to be in the $180 - $190 million range compared to the $150 - $160 million range in the company’s February 2026 outlook. The increase reflects the impact of the $1.2 billion share repurchase program and return of capital and share consolidation transactions, as announced on February 25, 2026, on the company’s net debt position.

The company’s outlook for 2026 in the table below assumes constant currency rates and incorporates the recent Noetica acquisition, but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its second-quarter 2026 organic revenue growth to be in a range of 7% - 8% and its adjusted EBITDA margin to be approximately 38%.

The company’s 2026 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports First-Quarter 2026 Results

Reported Full-Year 2025 Results and Full-Year 2026 Outlook

Total Thomson Reuters	FY 2025 Reported	FY 2026 Outlook 2/5/2026	FY 2026 Outlook 5/5/2026

Total Revenue Growth	3%(2)	7.5% - 8.0%	Unchanged

Organic Revenue Growth(1)	7%	7.5% - 8.0%	Unchanged

Adjusted EBITDA Margin(1)	39.2%	+100bps vs 2025	Unchanged

Corporate Costs	$118 million	$115 - $125 million	Unchanged

Free Cash Flow(1)	$1.95 billion	~$2.1 billion	Unchanged

Accrued Capex as % of Revenues(1)	8.2%	~8.0%	Unchanged

Depreciation & Amortization of Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$832 million $626 million $206 million	$890- $910 million $680 - $690 million $210 - $220 million	Unchanged Unchanged Unchanged

Net Interest Expense	$143 million	$150 - $160 million	$180 - $190 million

Effective Tax Rate on Adjusted Earnings(1)	18.5%	~19%	Unchanged

“Big 3” Segments(1)	FY 2025 Reported	FY 2026 Outlook 2/5/2026	FY 2026 Outlook 5/5/2026

Total Revenue Growth	4%(2)	~9.5%	Unchanged

Organic Revenue Growth	9%	~9.5%	Unchanged

Adjusted EBITDA Margin	43.6%	+100bps vs 2025	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

The information in this section is forward-looking. Actual results, which will include the impact of currency, future acquisitions and dispositions completed during 2026, and macroeconomic events outside of the company’s control may differ materially from the company’s 2026 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2026 Results

Return of Capital and Share Consolidation

On May 4, 2026, the company returned $605 million to its shareholders and reduced its common shares outstanding by approximately 6.5 million, in accordance with its previously announced return of capital and share consolidation transactions. The transactions consisted of a special cash distribution of $1.435518 per participating common share and a share consolidation, or “reverse stock split”, which reduced the number of outstanding common shares at a ratio of 1 pre-consolidated share for 0.984560 post-consolidated shares, which was proportional to the special cash distribution.

Share Repurchases - Update on $600 Million Share Repurchase Program

In February 2026, the company announced its plan to repurchase up to $600 million of additional common shares under an amended Normal Course Issuer Bid that was approved by the TSX. The company repurchased 2.5 million of its common shares for a total spend of $262 million.

As of May 4, 2026, Thomson Reuters had approximately 436.5 million common shares outstanding.

Acquisition

In February 2026, the company acquired Noetica, Inc., a New York-based AI-native start-up that transforms transaction-deal data into structured market intelligence for deal professionals. This business will be primarily reported in the Legal Professionals segment.

Dividends

In February 2026, the company announced a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, representing the 33rd consecutive year of dividend increases and the fifth consecutive 10% increase. A quarterly dividend of $0.655 per share is payable on June 10, 2026 to common shareholders of record as of May 20, 2026.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports First-Quarter 2026 Results

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

Effective January 1, 2026, the company made changes to its segment reporting to reflect how it currently manages its segments. The changes reflect the transfer of certain customers and their related revenues and expenses among the company’s Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of the company’s segments, but do not change its consolidated financial results. The following summarizes the changes to the applicable segment’s first-quarter 2025 reported amounts:

●	Legal Professionals revenues decreased $5 million to $688 million, adjusted EBITDA was unchanged at $336 million and adjusted EBITDA margin increased 30 basis points to 48.7%;
●	Corporates revenues increased $7 million to $548 million, adjusted EBITDA increased $2 million to $215 million and adjusted EBITDA margin decreased 10 basis points to 39.3%; and
●	Tax, Audit & Accounting Professionals revenues decreased $2 million to $358 million, adjusted EBITDA decreased $2 million to $208 million and adjusted EBITDA margin decreased 10 basis points to 56.6%.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “2026 Outlook” section, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-32 in the “Risk Factors” section of the company’s 2025 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of thomsonreuters.com.

The company’s 2026 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2026 business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s 2026 business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2026 outlook see pages 61-62 of the company’s 2025 annual report. The company’s annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of thomsonreuters.com.

Thomson Reuters Reports First-Quarter 2026 Results

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Samina Ansari Director, Corporate Affairs +1 44 778 852 9542 samina.ansari@thomsonreuters.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2026 results and its 2026 business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2026	2025
CONTINUING OPERATIONS
Revenues	$2,087	$1,900
Operating expenses	(1,203)	(1,108)
Depreciation	(28)	(27)
Amortization of software	(193)	(174)
Amortization of other identifiable intangible assets	(24)	(25)
Other operating losses, net	—	(3)

Operating profit	639	563
Finance costs, net:
Net interest expense	(39)	(30)
Other finance income (costs)	9	(10)

Income before tax and equity method investments	609	523
Share of post-tax losses in equity method investments	(7)	(6)
Tax expense	(125)	(92)

Earnings from continuing operations	477	425
(Loss) earnings from discontinued operations, net of tax	(18)	9

Net earnings	$459	$434

Earnings attributable to common shareholders	$459	$434
Earnings per share:
Basic and diluted earnings (loss) per share:
From continuing operations	$1.07	$0.94
From discontinued operations	(0.04)	0.02

Basic and diluted earnings per share	$1.03	$0.96

Basic weighted-average common shares	444,561,933	450,289,884

Diluted weighted-average common shares	444,657,277	450,829,350

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2026	December 31, 2025
Assets
Cash and cash equivalents	$400	$511
Trade and other receivables	1,184	1,143
Other financial assets	89	94
Prepaid expenses and other current assets	460	480

Current assets	2,133	2,228
Property and equipment, net	341	361
Software, net	1,697	1,645
Other identifiable intangible assets, net	3,077	3,102
Goodwill	8,056	7,913
Equity method investments	193	202
Other financial assets	460	466
Other non-current assets	686	680
Deferred tax	1,301	1,343

Total assets	$17,944	$17,940

Liabilities and equity
Liabilities
Current indebtedness	$1,120	$795
Payables, accruals and provisions	934	1,090
Current tax liabilities	204	224
Deferred revenue	1,162	1,251
Other financial liabilities	109	108

Current liabilities	3,529	3,468
Long-term indebtedness	1,328	1,328
Provisions and other non-current liabilities	662	656
Other financial liabilities	229	210
Deferred tax	384	364

Total liabilities	6,132	6,026

Equity
Capital	3,613	3,597
Retained earnings	9,150	9,220
Accumulated other comprehensive loss	(951)	(903)

Total equity	11,812	11,914

Total liabilities and equity	$17,944	$17,940

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2026	2025
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$477	$425
Adjustments for:
Depreciation	28	27
Amortization of software	193	174
Amortization of other identifiable intangible assets	24	25
Share of post-tax losses in equity method investments	7	6
Deferred tax	36	19
Other	46	64
Changes in working capital and other items	(305)	(293)

Operating cash flows from continuing operations	506	447
Operating cash flows from discontinued operations	(1)	(2)

Net cash provided by operating activities	505	445

Investing activities
Acquisitions, net of cash acquired	(212)	(606)
Proceeds related to disposals of businesses and investments	1	—
Capital expenditures	(156)	(151)
Other investing activities	—	1

Net cash used in investing activities	(367)	(756)

Financing activities
Net borrowings under short-term loan facilities	322	—
Payments of lease principal	(16)	(17)
Repurchases of common shares	(262)	—
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(280)	(259)
Other financing activities	(11)	(11)

Net cash used in financing activities	(248)	(288)

Translation adjustments	(1)	2

Decrease in cash and cash equivalents	(111)	(597)
Cash and cash equivalents at beginning of period	511	1,968

Cash and cash equivalents at end of period	$400	$1,371

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	March 31,		December 31,
	2026	2025	2025
Earnings from continuing operations	$477	$425	$1,483
Adjustments to remove:
Tax expense	125	92	423
Other finance (income) costs	(9)	10	55
Net interest expense	39	30	143
Amortization of other identifiable intangible assets	24	25	98
Amortization of software	193	174	721
Depreciation	28	27	111

EBITDA	$877	$783	$3,034
Adjustments to remove:
Share of post-tax losses in equity method investments	7	6	28
Other operating losses (gains), net	—	3	(164)
Fair value adjustments*	(3)	17	38

Adjusted EBITDA(1)	$881	$809	$2,936

Adjusted EBITDA margin(1)	42.2%	42.3%	39.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	March 31,		December 31,
	2026	2025	2025
Net cash provided by operating activities	$505	$445	$2,651
Capital expenditures	(156)	(151)	(634)
Other investing activities	—	1	1
Payments of lease principal	(16)	(17)	(64)
Dividends paid on preference shares	(1)	(1)	(4)

Free cash flow(1)	$332	$277	$1,950

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2025
Capital expenditures	$634
Remove: IFRS adjustment to cash basis	(18)

Accrued capital expenditures(1)	$616

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025
Net earnings	$459	$434	$1,502
Adjustments to remove:
Fair value adjustments*	(3)	17	38
Amortization of acquired software	56	49	206
Amortization of other identifiable intangible assets	24	25	98
Other operating losses (gains), net	—	3	(164)
Other finance (income) costs	(9)	10	55
Share of post-tax losses in equity method investments	7	6	28
Tax on above items(1)	(14)	(24)	(35)
Tax items impacting comparability(1)	(1)	1	57
Loss (earnings) from discontinued operations, net of tax	18	(9)	(19)
Interim period effective tax rate normalization(1)	11	(5)	—
Dividends declared on preference shares	(1)	(1)	(4)

Adjusted earnings(1)	$547	$506	$1,762

Adjusted EPS(1)	$1.23	$1.12

Total change	10%
Foreign currency	0%
Constant currency	10%
Diluted weighted-average common shares (millions)	444.7	450.8

Reconciliation of Full-Year Effective Tax Rate on Adjusted Earnings(1)	Year ended December 31,
2025
Adjusted earnings	$1,762
Plus: Dividends declared on preference shares	4
Plus: Tax expense on adjusted earnings	401

Pre-tax adjusted earnings	$2,167

IFRS tax expense	$423
Remove tax related to:
Amortization of acquired software	46
Amortization of other identifiable intangible assets	23
Share of post-tax losses in equity method investments	2
Other finance costs	2
Other operating gains, net	(43)
Other items	5

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	35
Remove: Tax items impacting comparability	(57)

Total – Remove all items impacting comparability	(22)

Tax expense on adjusted earnings	$401

Effective tax rate on adjusted earnings	18.5%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended March 31,		Change
	2026	2025	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$756	$688	10%	1%	8%	0%	9%
Corporates	608	548	11%	2%	9%	0%	9%
Tax, Audit & Accounting Professionals	410	358	15%	1%	14%	3%	10%

“Big 3” Segments Combined(1)	1,774	1,594	11%	1%	10%	1%	9%
Reuters	212	196	8%	1%	7%	1%	6%
Global Print	112	116	-4%	1%	-5%	0%	-5%
Eliminations/Rounding	(11)	(6)

Total Revenues	$2,087	$1,900	10%	1%	8%	1%	8%

Recurring Revenues
Legal Professionals	$739	$670	10%	1%	9%	0%	9%
Corporates	449	407	10%	2%	8%	0%	8%
Tax, Audit & Accounting Professionals	229	205	12%	2%	10%	0%	10%

“Big 3” Segments Combined(1)	1,417	1,282	10%	2%	9%	0%	9%
Reuters	186	175	6%	1%	5%	1%	5%
Eliminations/Rounding	(8)	(6)

Total Recurring Revenues	$1,595	$1,451	10%	2%	8%	0%	8%

Transactions Revenues
Legal Professionals	$17	$18	-1%	1%	-2%	0%	-2%
Corporates	159	141	13%	1%	12%	0%	12%
Tax, Audit & Accounting Professionals	181	153	18%	0%	18%	8%	11%

“Big 3” Segments Combined(1)	357	312	15%	1%	14%	4%	11%
Reuters	26	21	22%	0%	21%	3%	18%
Eliminations/Rounding	(3)	—

Total Transactions Revenues	380	333	15%	1%	14%	4%	10%

	Year ended December 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,843	$2,902	-2%	0%	-2%	-10%	8%
Corporates	2,023	1,875	8%	0%	7%	-1%	9%
Tax, Audit & Accounting Professionals	1,291	1,154	12%	-1%	13%	3%	11%

“Big 3” Segments Combined(1)	6,157	5,931	4%	0%	4%	-5%	9%
Reuters	853	832	3%	1%	2%	1%	1%
Global Print	490	519	-6%	0%	-5%	0%	-5%
Eliminations/Rounding	(24)	(24)

Total Revenues	$7,476	$7,258	3%	0%	3%	-4%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended March 31,		Change
	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$365	$336	9%	1%	8%
Corporates	243	215	13%	0%	13%
Tax, Audit & Accounting Professionals	221	208	6%	0%	6%

“Big 3” Segments Combined(1)	829	759	9%	1%	9%
Reuters	34	39	-13%	-9%	-4%
Global Print	43	44	-2%	1%	-3%
Corporate costs	(25)	(33)	n/a	n/a	n/a

Total Adjusted EBITDA	$881	$809	9%	0%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	48.3%	48.7%	-40bp	-10bp	-30bp
Corporates	40.0%	39.3%	70bp	-60bp	130bp
Tax, Audit & Accounting Professionals	53.8%	56.6%	-280bp	-40bp	-240bp
“Big 3” Segments Combined(1)	46.7%	47.3%	-60bp	-40bp	-20bp
Reuters	16.1%	20.0%	-390bp	-200bp	-190bp
Global Print	38.6%	37.8%	80bp	0bp	80bp
Total Adjusted EBITDA Margin	42.2%	42.3%	-10bp	-50bp	40bp

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

(millions of U.S. dollars) (unaudited) Three months ended March 31, 2026	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$756	—	$756	$365	48.3%
Corporates	608	—	608	243	40.0%
Tax, Audit & Accounting Professionals	410	—	410	221	53.8%

“Big 3” Segments Combined(1)	1,774	—	1,774	829	46.7%
Reuters	212	—	212	34	16.1%
Global Print	112	—	112	43	38.6%
Eliminations/Rounding	(11)	—	(11)	—	n/a
Corporate costs	—	—	—	(25)	n/a

Consolidated totals	$2,087	—	$2,087	$881	42.2%

Three months ended March 31, 2025
Legal Professionals	$688	—	$688	$336	48.7%
Corporates	548	—	548	215	39.3%
Tax, Audit & Accounting Professionals	358	$10	368	208	56.6%

“Big 3” Segments Combined(1)	1,594	10	1,604	759	47.3%
Reuters	196	—	196	39	20.0%
Global Print	116	—	116	44	37.8%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,900	$10	$1,910	$809	42.3%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2026 Results

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2025

Adjusted EBITDA(1)
Legal Professionals	$1,354
Corporates	727
Tax, Audit & Accounting Professionals	614

“Big 3” Segments Combined(1)	2,695
Reuters	174
Global Print	185
Corporate costs	(118)

Total Adjusted EBITDA	$2,936

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,695
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$6,177
Adjusted EBITDA margin	43.6%
Consolidated(1)
Adjusted EBITDA	$2,936
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$7,496
Adjusted EBITDA margin	39.2%

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	March 31, 2026	December 31, 2025
Current indebtedness	$1,120	$795
Long-term indebtedness	1,328	1,328

Total debt	2,448	2,123
Swaps	17	16

Total debt after swaps	2,465	2,139
Remove fair value adjustments for hedges	(3)	(2)

Total debt after hedging arrangements	2,462	2,137
Collateral assets	(1)	(7)
Remove transaction costs, premiums or discounts, included in the carrying value of debt	27	28
Add: Lease liabilities (current and non-current)	234	249
Less: Cash and cash equivalents	(400)	(511)

Net debt	$2,322	$1,896

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$3,008	$2,936
Net debt/adjusted EBITDA	0.8:1	0.6:1

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2026 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin	Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax expense or benefit plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at constant currency	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an organic basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal planning purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to manage risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. Since the company plans to hold its debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.